September 7, 2018

Kathryn Jacobson, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:    Cross Country Healthcare, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 2, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed August 2, 2018
File No. 000-33169

Dear Ms. Jacobson:

Thank you for your letter dated August 27, 2018 regarding Cross Country Healthcare, Inc. (“Cross Country,” “the Company,” “We,” or “Our”) and its annual report on Form 10-K for the year ended December 31, 2017, as well as our quarterly report on Form 10-Q for the period ended June 30, 2018. For convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to the Consolidated Financial Statements
3. Revenue Recognition, page 7

1.
You disclose on page 12 of your Form 10-K that your contracts with customers may include guarantees to fill a percentage of open positions. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and ASC 606-10-50-20.

Cross Country Healthcare Response:

Fill rate guarantees specify a penalty to be paid by the Company in the event that certain fill rate percentages are not achieved with a customer. These types of guarantees are limited to and only included in certain of our larger Managed Services Program (MSP) contracts. In instances where our MSP contracts contain these fill rate guarantees, we generally have been able to meet the required fill rate percentages, and, as a result, the penalties are rarely triggered.

Pursuant to ASC 606-10-32-5 and ASC 606-10-32-6, we identified the fill rate guarantees as performance-based penalties that result in variable consideration, however, adjustments to the transaction price have not been made because it was probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company evaluates the constraint each period and would adjust the transaction price and provide disclosures in the future as necessary in accordance with the guidance.

5201 Congress Ave., Suite 100, Boca Raton, Florida 33487
Tel: 800-347-2264 Fax: 561-998-8533 crosscountryhealthcare.com

For the years ended December 31, 2015, 2016, 2017 and for the six month period ended June 30, 2018, the amount of fill rate guarantee penalties paid were immaterial in any given year or period. While the penalties for these guarantees have been immaterial from a financial statement perspective, these contracts relate to some of our larger customers. We referenced these guarantees in the risk factors in our Form 10-K for the year ended December 31, 2017 as one of many reasons which, if we are unable to meet these obligations, could result in the termination of a contract with a large customer.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to the Consolidated Financial Statements
3. Revenue Recognition, page 7

2.
Please provide us with your analysis regarding how you determined that you act as an agent in your MSP arrangements where subcontracted professionals are used. In particular, please address how you determined that you do not control the services before they are transferred to the customer. Please refer to ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40.

Cross Country Healthcare Response:

Pursuant to ASC 606-10-25-19 through 22, the Company considered the following:

In order to analyze whether we act as a principal or agent in the relationship, we first determined the nature of our promise to the customer. In connection with our MSP arrangements, we believe there are multiple promises in our contracts, or distinct performance obligations that arise from customer orders.

We concluded that each assignment requested by the customer represents its own performance obligation, and accordingly, it is appropriate to apply the guidance separately for when the Company’s HCP fulfills the assignment as opposed to when the Company finds a healthcare professional (HCP) through an Approved Vendor. Our MSP customers identify “Approved Vendors” who may supply subcontracted HCPs to work for them from time to time. In our MSP arrangements if we are unable to provide a qualified HCP employed by us for a customer’s order, pursuant to our contract, the healthcare facility has directed us to contact Approved Vendors to arrange a subcontracted HCP (employed by an Approved Vendor) to provide services to our customer. When an Approved Vendor’s HCP provides services to our MSP customer, we determined our performance obligation is to manage the administrative aspects of the order which may include posting the assignment, interviewing and submitting candidates to the customer, as well as providing billing and collection services for the assignment. We do not supervise, schedule or control HCPs employed by Approved Vendors, nor do we insure them, hire or fire them, or provide any services directly to them or any Approved Vendor.

In our analysis of MSP arrangements where subcontracted HCPs are used, we considered one of the most important factors in determining whether we act as a principal or an agent was to determine who controls the service (i.e., the service of the subcontracted HCP) before it is transferred to the customer. Pursuant to ASC 606-10-25-25, control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from an asset (it is noted that goods and services can be assets). The Approved Vendors qualify and direct their HCPs (as further described below), the Company does not have a direct relationship with an Approved Vendor’s subcontracted HCPs, and the Company does not control the subcontracted HCPs prior to performing an assignment, indicating that the Company is acting as an agent.

5201 Congress Ave., Suite 100, Boca Raton, Florida 33487
Tel: 800-347-2264 Fax: 561-998-8533 crosscountryhealthcare.com

In addition, the Company further reviewed the following indicators of whether an entity controls a specified good or service before it is transferred to the customer as outlined in ASC 606-10-55-39:

a	The entity is primarily responsible for fulfilling the promise to provide the service.

b	The entity has inventory risk before the specified service has been transferred to a customer, or after transfer of control to the customer through a right of return.

When an Approved Vendor’s HCP is placed, the Approved Vendor is responsible for credentialing, compensating (paying, providing housing, and travel reimbursement), and abiding by all applicable laws and terms of the agreement to provide the service. The Approved Vendor bears the financial risk of loss from any impact if the service of their HCP is not satisfactory as well as risk of non-payment from the customer. The Approved Vendor is responsible for and must carry the required insurance for any claims related to their HCP assignments, including professional liability and workers’ compensation. The Approved Vendor is required to indemnify the customer and us for the acts or omissions related to the performance of its HCPs. The Approved Vendor directs its HCP for assignments and could potentially redirect them to another assignment if they have another use for them. The Company does not obtain a right to the service performed by a subcontracted HCP prior to the agreed-upon assignment where it could redirect their services to another assignment.

All of these factors were determined to be indications that the Approved Vendor is the primary obligor in the arrangement and has inventory risk.

c    The entity has discretion in establishing the price for the specified service.

Pricing of healthcare staffing services is substantially influenced by our customer’s budgets. However, the Company negotiates pricing with its customers considering all parties and what margin would be acceptable with the reference to market pay rates for qualified HCPs. When an Approved Vendor’s HCP is placed, the pricing with our customer is exactly the same as when the Company’s HCP is used. The Approved Vendors consider what they need to pay their HCP to obtain the margin that would be acceptable to them knowing an administrative fee will be retained by us. The fee is a fixed percentage of approximately 3% to 5% of the billing, indicating that we are an agent in this relationship.

The Company concluded that it does not control the service of an HCP provided by an Approved Vendor (subcontracted HCP) before it is transferred to the customer, but the Company does manage and administratively handle the assignment of the subcontracted HCP. As such, the Company concluded that it acts as an agent when it finds an HCP through an Approved Vendor. The net revenue generated by the fulfillment of its MSP contracts represents the transaction price for administratively handling the assignment as agent and is the amount to be recognized as revenue.

If you have any questions regarding the foregoing, please do not hesitate to call me at (561) 237-2546 or, in my absence, Susan E. Ball, EVP & General Counsel, at (800) 440-5790.

Sincerely,

/s/ Christopher R. Pizzi
Christopher R. Pizzi
SVP & Chief Financial Officer

5201 Congress Ave., Suite 100, Boca Raton, Florida 33487
Tel: 800-347-2264 Fax: 561-998-8533 crosscountryhealthcare.com